
August 10, 2022

Barry Kostiner
Interim Chief Executive Officer
Legacy Education Alliance, Inc.
1490 N.E. Pine Island Road, Suite 5D
Cape Coral, FL 33909

      Re: Legacy Education Alliance, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2021
           Filed March 31, 2022
           File No. 000-55790

Dear Mr. Kostiner:

     We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

Financial Statements, page F-1

1.   Please amend your Form 10-K to also include an audit report that covers your consolidated balance sheet as of December 31, 2020 and your consolidated statements of operations and comprehensive income, changes in stockholders' deficit, and cash flows for the year then ended, and the related notes. Refer to Rule 8-02 of Regulation S-X.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services